February 28, 2006
                                                        [GRAPHIC OMITTED]
VIA EDGAR Filing/FEDERAL EXPRESS                        Roger D. Linn
--------------------------------                        916.558.6064 DIRECT
                                                        rlinn@weintraub.com




Anita Karu, Mail Stop 3562 Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E.
Washington, D.C.  20549

RE:      LONGFOOT COMMUNICATIONS CORP.
         AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM SB-2
         FILED JANUARY 19, 2006
         FILE NO. 333-130110

Dear Ms. Karu:

On behalf of Longfoot Communications Corp., a Delaware corporation ("LONGFOOT" or the "COMPANY"), we are responding to the comments in the letter from you dated February 10, 2006 relating to the above referenced registration statement filed by Longfoot. The responses below were provided by Longfoot and have been numbered to correspond with the comments in your February 10, 2006 letter.

Front Cover Page of Prospectus
------------------------------

COMMENT 1:

         Please revise the first  sentence in your first  paragraph to state you are offering up to a total of 1,200,000 shares in a best efforts, minimum-maximum, direct public offering, without any involvement of underwriters.

RESPONSE

         The first sentence of the first paragraph on the front page of the prospectus has been revised to add the words "minimum-maximum."

Anita Karu
Securities and Exchange Commission
February 28, 2006
Page 2


COMMENT 2:

         Please revise the penultimate sentence to clarify that there are no minimum purchase requirements per investor, etc.

RESPONSE

         The first paragraph appearing on the front page of the prospectus has been revised to indicate that there is no minimum purchase requirement for each investor in this offering.

Plan of Distribution, page 14
-----------------------------

COMMENT 3:

         Please disclose whether any officer/director or related party will purchase any shares to meet the minimum necessary to close the offering, and, if so, whether such shares would be held for investment.

RESPONSE

         The third paragraph appearing on page 13 of the prospectus has been added to indicate that officers, directors and related parties will not purchase shares to meet the minimum offering amount but may purchase shares after the minimum offering has been satisfied.

Financial Statements
--------------------

Note 2.  Significant Accounting Policies, page F-6
--------------------------------------------------

COMMENT 4:

         Please revise to disclose the potential future impact of EITF 05-6 on your financial statements.

Anita Karu
Securities and Exchange Commission
February 28, 2006
Page 3


RESPONSE

         The second to last paragraph appearing under Note 2 to the financial statements, appearing on page F-10, has been added to state the impact of EITF 05-6 on the Company's financial statements.

Exhibit 5.1, Opinion of Weintraub Genshlea Chediak Law Corporation
------------------------------------------------------------------

COMMENT 5:

         In the opinion's fourth full paragraph, counsel appears to assume matters necessary to form the opinion, including the lack of any undisclosed termination, modification, waiver or amendment to any document entered into by you and the due authorization, execution and delivery of all documents by you where due authorization, execution and delivery are prerequisites to their effectiveness, as well as the proper signature by your authorized officers or their agents of certificates representing the shares that are issued. Please have counsel revise the opinion or advise us on this matter.

RESPONSE

         The fourth full paragraph previously appearing in our legal opinion has been deleted.

COMMENT 6:

         Also, the seventh paragraph states that "this opinion is limited to the laws, including the rules and regulations, as in effect on the date hereto," that is, January 18, 2006. We remind you that the opinion must speak as of effectiveness of the registrations statement. Counsel should delete this limitation. Alternatively, please file a new opinion on the date you request effectiveness of your registration statement. In this regard, the sixth and ninth paragraph s and any other assumptions that post-date the opinion appear unnecessary.

RESPONSE

         The seventh paragraph previously appearing in our legal opinion has been deleted.

Anita Karu
Securities and Exchange Commission
February 28, 2006
Page 4


COMMENT 7:

         Further, in the eighth paragraph, the opinion states that counsel assumes the adequacy of consideration received by you for the issuance and sale of the shares of your common stock. Counsel must opine on the adequacy of this consideration and may not assume in this matter. Please have counsel revise the opinion or advise us on the matter.

RESPONSE

         The eighth paragraph previously appearing in our legal opinion has been deleted.

COMMENT 8:

         In addition, your legality opinion must be issued under Delaware law, the state of your incorporation.

RESPONSE

         We have deleted reference to the examination of laws of any other state other than Delaware law, the state of Longfoot's incorporation. Furthermore, we hereby agree with the staff's understanding that the reference and limitation to "Delaware General Corporation Law" includes the statutory provision and all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Conclusion
----------

In addition to a copy of this comment letter and the Company's Second Amended SB-2 Registration Statement being filed through the EDGAR system, a copy of this comment letter, along with a marked copy of the Company's amended SB-2 Registration Statement showing the changes made pursuant to the staff's comments have been filed directly with the staff in order to expedite your review.

Anita Karu
Securities and Exchange Commission
February 28, 2006
Page 5


Please feel free to contact the undersigned if you should have any further questions or comments regarding the responses to the staff's comment letter of February 10, 2006.

Very truly yours,

WEINTRAUB genshlea chediak
LAW CORPORATION

/s/ Roger D. Linn

Roger D. Linn

RDL/dmg

cc: Sim Farar (w/encls.)